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                                                  Filed by Intimate Brands, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                          Subject Company: Intimate Brands, Inc.
                                                   Commission File No. 333-82144

[INTIMATE BRANDS LOGO]

FOR IMMEDIATE RELEASE

SPECIAL COMMITTEE OF INTIMATE BRANDS, INC. RECOMMENDS ACCEPTANCE OF OFFER BY THE LIMITED, INC.

COLUMBUS, OHIO (MARCH 12, 2002) -- Intimate Brands, Inc. (NYSE: IBI) announced
                                                                ---
today that a special committee of independent directors recommended that Intimate Brands stockholders accept the exchange offer commenced by The Limited, Inc. (NYSE: LTD).
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         On February 5, 2002, The Limited announced an offer to the Intimate
Brands stockholders to exchange approximately 16% of the issued and outstanding Class A common stock of Intimate Brands for shares of common stock of The Limited at an exchange ratio of 1.046 shares of common stock of The Limited for each outstanding share of Class A common stock of Intimate Brands (the "Offer"). On March 7, 2002, The Limited announced an increase in the exchange ratio to 1.10, representing an approximate 12% premium based on closing prices of Intimate Brands and The Limited on February 4, 2002, the trading day of the initial public announcement of the Offer. The Limited currently beneficially owns approximately 84% of the issued and outstanding shares of the Intimate Brands Class A common stock (through its indirect ownership of Class B common stock of Intimate Brands). The Limited's offer was made subject to satisfaction of certain conditions, and its expiration date is March 20, 2002, unless extended.

         Intimate Brands filed a statement with the Securities and Exchange Commission in which the special committee recommended that the Intimate Brands stockholders tender their shares of Class A common stock in accordance with the Offer. The special committee is composed of Donna A. James (as chair), Executive Vice President and Chief Administrative Officer of Nationwide, Dr. William E. Kirwan, President of The Ohio State University, and Dr. Roger D. Blackwell, Professor of Marketing at The Ohio State University and President and Chief Executive Officer of Roger Blackwell Associates, Inc. Wilmer, Cutler and Pickering (Washington, D.C. and New York, N.Y.) has acted as the special committee's legal advisor and Credit Suisse First Boston Corporation (New York, N.Y.) has acted as the special committee's financial advisor.

         All tendering Intimate Brands stockholders, including all stockholders who have previously tendered, will be entitled to receive the increased consideration if the Offer is consummated. Stockholders who have already tendered are not required to take any further action. Stockholders who wish to tender but have not yet done so, should follow the instructions included in the Offer to Exchange and the Letter of Transmittal previously mailed to you. That Letter of Transmittal remains effective for the Offer at the increased exchange ratio.

About Intimate Brands, Inc.:

Intimate Brands, Inc. is the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body


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Works brands. As of March 2, 2002, Victoria's Secret's products are available through 907 lingerie and 495 beauty stores (of which 96 are stand-alone), the Victoria's Secret Catalogue and online. Intimate Brands offers a broad selection of personal care, home fragrance and decor products through 1,586 Bath & Body Works and 127 White Barn Candle Company stores (of which 31 are stand-alone).

In connection with the proposed offer, The Limited, Inc. has filed an exchange offer prospectus and a tender offer statement on Schedule TO with the Securities and Exchange Commission but the exchange offer has not yet become effective. Investors and stockholders are advised to read the prospectus and all related documents filed with the Securities and Exchange Commission because they contain important information about the offer, including complete terms and conditions of the offer. Investors and stockholders may obtain a free copy of the exchange offer prospectus and tender offer statement filed by The Limited and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investor Relations, Three Limited Parkway, Columbus, Ohio 43230 (614) 415-6400. Investors and stockholders are also advised to read the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"). Free copies of the
Schedule 14D-9 and related documents are also available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the
Schedule 14D-9 may also be obtained from Intimate Brands by directing a request to Intimate Brands, Inc., Investor Relations, Three Limited Parkway, PO Box 16000, Columbus, Ohio 43230 (614) 415-6900. This announcement shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

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SOURCE:  Intimate Brands, Inc.

Web site: http://www.intimatebrands.com

CONTACT: Debbie Mitchell, Investor Relations of Intimate Brands, Inc., +1-614-415-7546